SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Collaborates with Microsoft to Introduce Multi-Channel Recording into Skype for Business, Dated January 4, 2016

99.2	NICE Actimize Launches ‘Emerging Threats’ Webinar Series to Focus on Managing Risk and Money Laundering Threats Within the Financial Services Sector , Dated January 6, 2016

99.3	NICE Opens Nominations for PSAPs’ Finest Awards, Dated January 7, 2016

99.4	NICE Actimize Enterprise Risk Case Management Solution Selected by SunTrust to Consolidate its Investigations Process, Dated January 12, 2016

99.5	NICE Receives 2016 CUSTOMER Magazine Product of the Year Award, Dated January 13, 2016

99.6	NICE Centers Upcoming Webinar Series on Adaptive Workforce Optimization, Dated January 13, 2016

99.7	NICE Actimize Recognized as Single Category Leader for Financial Crime Risk Management by Chartis in 2016 RiskTech100® Rankings, Dated January 14, 2016

99.8	NICE Actimize CDD Solution Selected by Fifth Third Bancorp for its Customer Onboarding Risk Assessment and Powerful Risk Rating Engine, Dated January 19, 2016

99.9	NICE Actimize Launches Notifications & Attestations Solution to Monitor Regulatory Compliance and Ensure Organizational Efficiency, Dated January 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel

Dated: February 3, 2016

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Collaborates with Microsoft to Introduce Multi-Channel Recording into Skype for Business, Dated January 4, 2016

99.2	NICE Actimize Launches ‘Emerging Threats’ Webinar Series to Focus on Managing Risk and Money Laundering Threats Within the Financial Services Sector , Dated January 6, 2016

99.3	NICE Opens Nominations for PSAPs’ Finest Awards, Dated January 7, 2016

99.4	NICE Actimize Enterprise Risk Case Management Solution Selected by SunTrust to Consolidate its Investigations Process, Dated January 12, 2016

99.5	NICE Receives 2016 CUSTOMER Magazine Product of the Year Award, Dated January 13, 2016

99.6	NICE Centers Upcoming Webinar Series on Adaptive Workforce Optimization, Dated January 13, 2016

99.7	NICE Actimize Recognized as Single Category Leader for Financial Crime Risk Management by Chartis in 2016 RiskTech100® Rankings, Dated January 14, 2016

99.8	NICE Actimize CDD Solution Selected by Fifth Third Bancorp for its Customer Onboarding Risk Assessment and Powerful Risk Rating Engine, Dated January 19, 2016

99.9	NICE Actimize Launches Notifications & Attestations Solution to Monitor Regulatory Compliance and Ensure Organizational Efficiency, Dated January 20, 2016